SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 15, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

NOTICE TO SHAREHOLDERS

We hereby inform the Company’s Shareholders that the payment of Dividends in the form of Interest on Own Capital, referring to the year 2008, will be settled on June 26, 2009. Such payment was approved by the Board of Directors in meetings held on July 31, 2008 and January 15, 2009.

1. Dividends in the form of Interest on Own Capital – Declared for the year 2008, will be paid at the ratio of R$ 0.88 (eighty eight cents) per share held on the reference date as of 08/12/2008, R$ 0.42 (fourty two cents) per share held on the reference date as of 02/27/2008, respectively.

2. Instructions for credit:

2.1. Shareholders will have their credits available to their banking instructions provided to Banco Itaú S/A.

2.2. Shareholders whose Registry Information are not updated – Shareholders whose registry information does not include either their Individual/Corporate Taxpayer’s Identification Number (CPF/CNPJ) or complete banking instructions (bank, branch and account number) will have their interest credited on the third business day after they have updated their registry in the electronic files of Banco Itaú S/A.

2.3. Those shareholders whose shares are under fiduciary custody will have their Dividends in the form of Interest on Own Capital credited in accordance with the procedures adopted by Stock Exchanges.

3. Assistance to Shareholders:

Shareholders may be assisted at any Banco Itaú S/A’s branch, as well as at any branch allowed to assist shareholders, during bank working hours.

São Paulo, June 4, 2009.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 15, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.